Exhibit 99.1
LJ INTERNATIONAL INC. TO PREVIEW 2011/12 COLLECTION
AT JCK LAS VEGAS
HONG KONG, May 27, 2010 — LJ International Inc. (LJI) (NasdaqGM: JADE), a leading jewelry manufacturer and retailer, today announced that it will preview its 2011/12 collection at the JCK Las Vegas 2010 Show, June 4-7, 2010 at the Sands Expo & Convention Center, Las Vegas, NV.
Colored gemstones and contemporary design highlight the new collection, which will be marketed worldwide primarily through LJI’s retail partners, as well as in the Company’s China-based retail chain, ENZO. Continuing the “affordable luxury” theme that has helped spur LJI’s sales growth over the past year, most of the approximately 100 new pieces will be retail priced from $100 to $200. Items include earrings, pendants and rings; with featured stones such as tourmalines, aquamarines, amethysts, and garnets.
LJI will be exhibiting at Booth 38035 during JCK Las Vegas. The annual event, which draws more than 2,500 exhibitors and some 20,000 buyers, is one of the world’s most important business-to-business buying and selling opportunities for the jewelry industry.
“We are pleased to introduce this exciting new line at one of the global jewelry industry’s premier events,” said Yu Chuan Yih, LJI’s Chairman and CEO. “As those who have been following our recent progress already know, we have been enjoying great success with colored gemstone jewelry — a longtime specialty of ours — in a price range that appeals to upwardly mobile middle-class customers. The ‘affordable luxury’ theme signifies high quality, with the look and feel of much more expensive brands at prices well suited to the typical consumer’s budget.”
About LJ International Inc.
LJ International Inc. (LJI) (NasdaqGM: JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/Mr. Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com